July 20, 2008

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Health Care Services

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.  20549

Re:	HemaCare Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 14, 2008
File No. 000-15223

Dear Ms. Jenkins;

We are in receipt of your letter dated July 3, 2008 regarding the above referenced filing with the Securities and Exchange Commission (“SEC”).  This letter, along with the attachment, shall serve as our response to the specific comments raised by your letter.

We understand the purpose of your review, and appreciate your comments.  For your convenience, we have reprinted your original comments, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A(T) Controls and Procedures

(a)          Evaluation of Disclosure of Controls and Procedures, page 31

1.              We note your statement that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures “may not be effective at the reasonable assurance level.”  Your conclusion should clearly state that your disclosure controls and procedures are either effective or ineffective.  Please refer to Item 307 of Regulation S-K and revise.

Response to Comment 1:

1.               We propose to amend this disclosure as indicated in the attachment to address your comments.

(b)          Management’s Annual Report on Internal Controls over Financial Reporting, page 31

2.              We note that your chief executive officer and your chief financial officer have “not completed a comprehensive test of material high risk internal controls to confirm these controls are effective” and, therefore, cannot conclude that as of December 31, 2007 your internal controls over financial reported are effective.  This statement appears to be inconsistent with your disclosure that you completed an evaluation of the effectiveness of the internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The scope of your assessment should be top-down, risk-based approach that should result in you providing a higher degree of attention and resources to areas of greater risk.  Please provide a detailed discussion of the steps you performed to complete your evaluation of the effectiveness of internal controls over financial reporting and how these procedures are in accordance with the requirements under the framework you utilized (i.e. COSO).  Please refer to the discussion in the Staff’s statement on management’s report on ICFR (Paragraph C) available on our website at http://www.sec.gov/info/accounts/stafficreporting.pdf.  Based on the foregoing, if you are able to conclude your conclusion should clearly state that your internal controls over financial reporting are either effective or ineffective.

Response to Comment 2:

2.               We propose to amend this disclosure as indicated in the attachment to address your comments.

3.              Please provide the disclosures required by Item 308T(a)(4) of Regulation S-K.

Response to Comment 3:

3.               We propose to amend this disclosure as indicated in the attachment to address your comments.

(c)          Remediation of Material Weakness in Internal Controls over Financial Reporting, page 33

4.              We note that you have identified material weaknesses in the company’s control process.  Please revise your disclosure to state when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

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Response to Comment 4:

4.               We propose to amend this disclosure as indicated in the attachment to address your comments.  The assessment performed by our outside consultants did not include any research or conclusion on when any identified material weaknesses first began.  Any opinion as to when the identified material weaknesses might have started would likely be inaccurate.  As noted in the attachment, it appears that the identified weaknesses all existed throughout 2007.

Audited Financial Statements for the Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

        Note 3 – Discontinued Operations, F-14

5.              We note from your disclosure that you have classified the assets and liabilities related to HemaBio as “held for sale” and reported the operations of this entity as “discontinued operations” as of December 31, 2007 under paragraph (30) of SFAS No. 144.  It appears from your disclosure here and in your Form 8-K filed on December 14, 2007 that HemaBio executed an “Assignment for Benefit of Creditors” which is a legally prescribed business liquidation mechanism under Florida State law.  Based on this disclosure, it would appear that you are liquidating, and not selling the operations of HemaBio.  Please refer to the guidance in paragraphs (27-29) of SFAS No. 144 and tell us why you believe HemaBio should be classified as “held for sale” versus “held and used.”

Response to Comment 5:

5.               The Assignment for Benefit of Creditors process under Florida State law calls for the appointment of an Assignee who is responsible for securing the assets and identifying all of the creditors with valid claims against the entity.  The Assignee for HemaBio has been systematically selling all of the assets of HemaBio to maximize the cash value for the creditors.  The Company is not in possession of these assets, is not using these assets and has no intention of doing anything other than support the Assignee’s efforts to sell these assets.  The Company could be at risk from HemaBio creditors for claims that remain unpaid.  In addition, there are complex legal issues associated with the original acquisition transaction, and the role of the original sellers, that remain unresolved.  Therefore, HemaCare has not severed its involvement in the assets and liabilities of HemaBio that would warrant abandonment.  These assets are not held for distribution to owners, nor are they held for exchange, and therefore do not meet the definition of assets held for use per paragraph 27 of SFAS No. 144.  A long-lived asset to be disposed of other than by sale should be classified as held and used until disposed of.

                        Therefore, we believe the fact that the Company is not in physical possession of these assets, and is not responsible for managing the sale process, does not alter

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the fact that these assets are being sold.  Once the Assignee completes the liquidation of the assets, and the Florida courts order payment to creditors and discharges the unpaid liabilities, the Company will recognize the reduction in the liability on the consolidated balance sheet and related gain on the consolidated income statement under “discontinued operations”.

We appreciate the Staff’s comments and find them very helpful in enhancing our disclosures.  We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; that the Staff’s comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that a copy of this response letter has been filed on EDGAR. If you have any additional comments after reviewing my responses, please contact me at (818) 251-5312.

Sincerely,

HemaCare Corporation

By:	Robert S. Chilton
Executive Vice President and Chief Financial Officer

Enclosure

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ITEM 9A(T)          CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company, with the participation of the Company’s management, carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b).  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer believe that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are ineffective at the reasonable assurance level described below in making known to them material information relating to the Company (including its consolidated subsidiaries) required to be included in this report.  Management is not aware any specific control weakness that resulted in a material misstatement in the Company’s financial statements, and management does not believe any of its financial statements contain any material misstatements.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and the Chief Financial Officer and implemented by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals in the United States of America (“GAAP”).

The Company’s internal control over financial reporting includes those policies and procedures that:  i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and directors of the Company; and iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material impact on the financial statements.

The Company’s management, including the Chief Executive Officer, does not expect that the Company’s disclosure controls and procedures, or the Company’s internal controls over financial reporting, will necessarily prevent all fraud and material errors. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all internal control systems, the Company’s internal control system can provide only reasonable assurance of achieving its objectives and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of internal control is also based in part upon certain assumptions about the likelihood of future events, and can provide only reasonable, not absolute, assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in circumstances, or the degree of compliance with the policies and procedures may deteriorate.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management of the Company, including the Chief Executive Officer and Chief Financial Officer,  and with assistance from outside consultants, conducted a partial evaluation of the effectiveness of the Company’s internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included a complete risk assessment of all the Company’s business processes and financial statement account categories based on the following weighted risk categories:

•                  Potential impact on the accuracy of the financial statements (30%)

•                  Nature and complexity (20%)

•                  Degree of subjectivity (20%)

•                  Potential for fraud (20%)

•                  Previously identified errors (10%)

Each financial statement account category was assigned a risk score of 1, 2 or 3, based on if an error might have no material impact on either the balance sheet or income statement, might have a material impact on either the balance sheet or income statement, or might have a material impact on both the balance sheet and income statement.  A calculation was then performed for each financial statement account category to weight the score for each risk category.  At the conclusion of this analysis, management identified those financial statement account categories that were perceived to be either high risk, medium risk or low risk for material error.  Those categorized as high risk were selected for further evaluation of the related internal control structure.

The Company’s outside consultants performed an evaluation of the internal controls related to the high risk account categories including a review of the related business processes, review of related Company policies, interviews with key personnel and, where applicable, an assessment of related information technology controls.  In addition, the outside consultants performed an evaluation of the Company’s information technology controls, including the design and execution of a testing plan to determine if these controls were effective.  Prior to the completion and filing of the Company’s 2007 10-K, the outside consultants had completed their evaluation of approximately 50% of the Company’s business processes.

Based on the portion of the consultant’s evaluation that was completed, and based on management’s assessment of selected internal controls, the Company identified several internal control weakness over financial reporting.  Based on this limited evaluation, management concluded that as of December 31, 2007 the Company’s internal control over financial reporting are ineffective because of the following: (a) the Company failed to institute all elements of an effective program to help prevent and detect fraud by Company employees; (b) the Company did not maintain adequate segregation of duties for staff members responsible for recording revenue; and (c) the Company failed to provide adequate controls over the use of spreadsheets used to record certain accounting entries and used to produce the Company’s financial statements.

Management does not believe any of its financial statements contain a material error as a result of any material weakness in internal controls.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(c)           Remediation of Material Weakness in Internal Control Over Financial Reporting

From June 2007 through September 2007, the Company engaged the services of an outside consultant to assist with an assessment of the Company’s internal controls.  At the conclusion of this engagement, the consultant provided management with documentation of the internal control weaknesses they identified.  Once management was informed of these weaknesses, the Company has engaged in, and will continue to engage in remediation efforts to address the material weakness in its internal control over financial reporting.  Specific actions which have been or will be taken are outlined below:

The Company has:

•                  developed a list of identified control weaknesses;

•                  developed action plans to correct each identified weakness;

•                  held meetings to discuss the allocation of resources and timelines to complete each action plan;

•                  instituted other mitigating controls over revenue recognition and over the use of spreadsheets to enhance the control environment pertaining to these areas of material weakness; and

•                  evaluated and standardized SOX testing and controls.

   The Company will assess the need to take additional actions including, but not limited, to the following:

•                  evaluate accounting and control systems to identify opportunities for enhanced controls;

•                  recruit and hire additional staff to provide greater segregation of duty;

•                  evaluate the need for other employee changes;

•                  expand executive management’s ongoing communications regarding the importance of adherence to internal controls and company policies;

•                  implement an internal auditing function at HemaCare and its subsidiaries; and

•                  evaluate such other actions as the Company’s advisors may recommend.

(d)           Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting known to the Chief Executive Officer or the Chief Financial Officer, that occurred during the Company’s fiscal quarter ended December 31, 2007 that has materially impacted, or is reasonably likely to materially impact, the Company’s internal control over financial reporting.